December 18, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Sigma Labs, Inc.; Registration Statement on Form S-3 (Reg. No. 333-198893)

Ladies and Gentlemen:

On behalf of Sigma Labs, Inc. (“Sigma”), the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 4:00 P.M., Washington, D.C. time, on Friday, December 19, 2014, or as soon thereafter as is practicable.

In making its request, Sigma acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Sigma from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	Sigma may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 18, 2014

Sigma also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the offering of securities pursuant to the Registration Statement.

Very truly yours,

/s/ Mark J. Cola

Mark J. Cola
President and Chief Executive Officer